UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE,	NEATHOUSE PLACE, VICTORIA, LONDON,
VICTORIA	UNITED KINGDOM
3000 AUSTRALIA	(Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

20 February 2013

For Announcement to the Market

Name of Companies: BHP Billiton Limited (ABN 49 004 028 077) and BHP Billiton Plc (Registration No. 3196209)

Report for the half year ended 31 December 2012

This statement includes the consolidated results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the half year ended 31 December 2012 compared with the half year ended 31 December 2011.

The results are prepared in accordance with IFRS and are presented in USdollars.

Revenue down 14.1% to US$ Million 32,204

Profit attributable to the members of the BHP Billiton Group down 57.8% to 4,238

Net Tangible Asset Backing: Net tangible assets per fully paid share were US$11.77 as at 31 December 2012, compared with US$11.59 at 30 June 2012. Dividends per share: Interim dividend for current period US 57 cents fully franked

(record date 8 March 2013; payment date 28 March 2013) Interim dividend for previous corresponding period US 55 cents fully franked

Group Company Secretary BHP Billiton Limited and BHP Billiton Plc

NEWS RELEASE

Release Time IMMEDIATE
Date 20 February 2013
Number 04/13

BHP BILLITON RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2012

- **The December 2012 half year was more challenging for the global resources industry. Against this backdrop, BHP Billiton's solid financial results were built on the foundations of strong operating performance, our continued focus on costs and the benefits of our differentiated strategy.**
- **Underlying EBIT(1)(2) declined by 38% to US$9.8 billion. Substantially lower commodity prices, a weak US dollar and inflation more than offset the positive contribution from stronger volumes and operating cost savings.**
- **The Group's Underlying EBIT margin(3) of 32% was supported by a US$1.9 billion reduction in controllable cash costs(4) on an annualised basis.**
- **Attributable profit excluding exceptional items(3) declined by 43% to US$5.7 billion. Exceptional items totalling US$1.4 billion contributed to the 58% decrease in Attributable profit to US$4.2 billion.**
- **A targeted divestment program continues to realise significant value for shareholders with asset sales totalling US$4.3 billion announced or completed during the period.**
- **A four per cent increase in the interim dividend takes the compound annual growth rate of our progressive dividend to 24% over the last 10 years.**

Half year ended 31 December	2012 US$M	2011 US$M	Change %
Revenue	32,204	37,480	(14.1%)
Underlying EBITDA(1)	13,244	18,743	(29.3%)
Underlying EBIT(1)(2)	9,782	15,853	(38.3%)
Profit from operations	7,005	15,853	(55.8%)
Attributable profit – excluding exceptional items	5,683	10,045	(43.4%)
Attributable profit	4,238	10,045	(57.8%)
Net operating cash flows(5)	6,402	12,280	(47.9%)
Basic earnings per share – excluding exceptional items (US cents)	106.8	188.7	(43.4%)
Basic earnings per share (US cents)	79.6	188.7	(57.8%)
Underlying EBITDA interest coverage (times)(1)(3)	34.3	60.5	(43.3%)
Dividend per share (US cents)	57.0	55.0	3.6%

The financial report on pages 19 to 46 is prepared in accordance with IFRS. This news release including the financial report is unaudited. Refer to page 16 for footnotes, including explanations of the non-IFRS measures used in this announcement. Variance analysis relates to the relative financial and/or production performance of BHP Billiton and/or its operations during the December 2012 half year compared with the December 2011 half year, unless otherwise noted.

RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2012

Safety is a priority

BHP Billiton’s safety performance continued to improve in the December 2012 half year as the Group’s Total Recordable Injury Frequency (TRIF) declined to 4.6 per million hours worked. Regrettably, however, the tragic loss of two colleagues in the current financial year underlines the need to eliminate fatal risks across the industry and within our business.

Solid financial results despite substantially lower prices

The December 2012 half year was more challenging for the global resources industry as substantially lower commodity prices and resilient producer currencies, such as the Australian dollar and the Chilean peso, weighed on margins and profitability. Against this backdrop, BHP Billiton’s solid financial results were built on the foundations of strong operating performance, our continued focus on costs, and the benefits of our differentiated strategy which is to own and operate large, long life, low cost, expandable, upstream assets diversified by commodity, geography and market.

Underlying EBIT for the December 2012 half year declined by 38 per cent or US$6.1 billion to US$9.8 billion, while Attributable profit excluding exceptional items decreased by 43 per cent to US$5.7 billion. The external influence of lower commodity prices, a weak US dollar and inflation reduced Underlying EBIT by a cumulative US$6.2 billion and more than offset the contribution from stronger volumes and operating cost savings. Exceptional items totalling US$1.4 billion (after tax) contributed to the 58 per cent reduction in Attributable profit to US$4.2 billion.

Despite these challenges, the Group’s Underlying EBIT margin remained in excess of 30 per cent, while Underlying return on capital(3) (excluding capital investment associated with projects not yet in production(6)) was a robust 18 per cent. BHP Billiton’s interim dividend increased by four per cent to 57 US cents per share.

On track to deliver strong growth at a lower unit cost

At the end of the December 2012 half year, BHP Billiton’s 20 relatively low risk, largely brownfield projects remained on schedule and budget, with the majority expected to deliver first production before the end of the 2015 financial year. Over 95 per cent of the US$22.2 billion capital budget associated with these projects has been allocated to Customer Sector Groups (CSGs) that have generated an average Underlying EBITDA margin of 40 per cent or more during the last five financial years. The quality of this project pipeline and the attractive investment returns on offer reflects the disciplined manner in which shareholder capital is being deployed within the business.

This high margin volume growth and the release of latent capacity at a number of our major businesses is expected to deliver a compound annual production growth rate of 10 per cent, in copper equivalent terms, over the two years to the end of the 2014 financial year. The associated increase in productivity, broader economies of scale and our ongoing cost reduction program is expected to underpin the Group’s superior operating margins.

On an annualised basis, controllable cash costs(4) declined by US$1.9 billion in the first six months of the year. A number of ongoing initiatives are expected to deliver additional gains.

US$4.3 billion from our targeted divestment program

BHP Billiton’s targeted divestment program realised significant value for our shareholders during the December 2012 half year with asset sales totalling US$4.3 billion either announced or completed during the period. Consistent with our ongoing commitment to simplify the portfolio over time, we will continue to selectively pursue asset divestment opportunities, with a firm focus on value.

In addition to the proceeds realised from transactions completed during the period, BHP Billiton reported net operating cash flows of US$6.4 billion. The Group’s strong cash generating capacity, gearing of 31 per cent and a net debt to Underlying EBITDA ratio of 1.1 times, aligns the Company’s capital structure within the parameters defined by its solid A credit rating.

Outlook

Economic outlook

The start of the 2013 financial year was characterised by slowing global growth and a heightened level of economic uncertainty. International trade had contracted and China, the most significant driver of recent global economic growth, had implemented measures aimed at rebalancing its economy. China was also preparing for a transition in leadership, the United States was heading towards its Presidential elections, and there were significant concerns about the level of sovereign indebtedness, most notably in Europe.

Since then, measured economic stimulus has helped stabilise China’s economy. The United States economy has made steady progress, partly driven by an improvement in the housing market and underlying construction activity, despite ongoing uncertainty regarding fiscal policy. Eurozone markets have stabilised somewhat following the European Central Bank’s commitment to provide more financial support and the region’s governments now appear more likely to implement the necessary structural reforms.

Notwithstanding short term volatility, a modest improvement in the global economy is therefore anticipated over the next 12 months. In China, infrastructure investment and fiscal policy are likely to be adjusted in a prudent manner to underpin stable growth, consistent with the Government’s target. The United States appears well placed to benefit from relatively low energy costs and the ongoing recovery of the housing market. More broadly, lower inflation has provided policy makers in India with the scope to stimulate the economy, while Japan’s economic performance is likely to improve should the central bank move more aggressively to end deflation.

Commodities outlook

Commodity prices were particularly volatile in the December 2012 half year, consistent with the prevailing level of uncertainty in the global economy, although a number of markets strengthened towards the end of the period as sentiment improved and economic growth accelerated. The iron ore market was affected by this change in sentiment and prices responded following a deep inventory cycle within China that temporarily disrupted the supply demand balance. The price of oil and liquefied natural gas (LNG) remained relatively strong and the Henry Hub gas price continued to recover from the lows recorded in the 2012 financial year.

In the short term, we expect a general improvement in the global economy to support demand and prices for a number of commodities. However, the addition of low cost supply in many markets is expected to dampen the pricing upside. In iron ore, substantial new supply from the low cost basins of the Pilbara (Australia) and Brazil is either in construction or planned, while demand growth rates are expected to decelerate as the Chinese economy matures following a period of steel-intensive, infrastructure-led growth. Similarly, rising metallurgical coal demand is likely to be met by supply from the low cost, high quality basins, while overcapacity in the aluminium and nickel industries is likely to persist for the foreseeable future.

Copper supply growth in the very near term is expected to result in a more balanced market, despite numerous project delays and curtailments. The longer term outlook for the copper price, however, continues to be underpinned by operating and capital cost pressure associated with rising strip ratios and grade decline at existing operations and a scarcity of advanced, high quality development opportunities.

In summary, the global economy is expected to strengthen over the next 12 months, providing support for commodities demand and pricing. The longer term outlook remains robust, although supply is now better placed to keep pace with demand for some commodities. BHP Billiton’s low cost, upstream strategy and broader level of diversification ensures the company is well positioned for this ongoing transition.

Development projects

At the end of the December 2012 half year, BHP Billiton’s 20 relatively low risk, largely brownfield projects remained on schedule and budget, with the majority expected to deliver first production before the end of the 2015 financial year.

During the December 2012 half year, BHP Billiton approved the US$520 million (BHP Billiton share) Longford Gas Conditioning Plant (LGCP) project as part of the Gippsland Basin Joint Venture (Australia). The LGCP will add carbon dioxide (CO2) removal capacity which is necessary to condition production from the Bass Strait Turrum project currently in development.

The Western Australia Iron Ore (WAIO) Port Hedland Inner Harbour Expansion project achieved first production following the commissioning of the fifth car dumper at Finucane Island during the December 2012 half year. Debottlenecking and optimisation projects across the WAIO supply chain are currently being evaluated and have the potential to underpin significant growth well beyond recently expanded port capacity of 220 million tonnes per annum (100 per cent basis). WAIO Orebody 24 also delivered first production during the period.

The Bass Strait Kipper gas field (Australia) offshore production facilities were completed in the December 2012 half year and are ready to commence production pending resolution of the mercury content.

Projects completed during the December 2012 half year

Petroleum Bass Strait Kipper 10,000 barrels of condensate 900 900 2012 Q3 2012(iv)

(Australia) per day and processing

BHP Billiton capacity of 80 million cubic

32.5%—50% feet of gas per day.

Non operator

(i) All references to capacity are 100 per cent unless noted otherwise. All references to capital expenditure are BHP Billiton’s share unless noted otherwise.

(ii) References are based on calendar years.

(iii) Number subject to finalisation.

(iv) Facilities ready for first production pending resolution of mercury content.

Projects approved during the December 2012 half year

Petroleum Bass Strait Longford Designed to process approximately 400 520 2016

Gas Conditioning Plant million cubic feet per day of high CO2

(Australia) gas.

BHP Billiton—50%

Non operator

[GRAPHIC APPEARS HERE]

(i) All references to capacity are 100 per cent unless noted otherwise. All references to capital expenditure are BHP Billiton’s share unless noted otherwise.

(ii) References are based on calendar years.

BHP Billiton Results for the half year ended 31 December 2012

Projects currently under development (approved in prior years)

Customer Sector Group	Project	Capacity[i]	Budgeted capital expenditure (US$M)[i]	Target date for initial production[ii]
Petroleum	Macedon (Australia) BHP Billiton – 71.43% Operator	200 million cubic feet of gas per day.	1,050	2013
	Bass Strait Turrum (Australia) BHP Billiton – 50% Non operator	11,000 barrels of condensate per day and processing capacity of 200 million cubic feet of gas per day.	1,350	2013[iii]
	North West Shelf North Rankin B Gas Compression (Australia) BHP Billiton – 16.67% Non operator	2,500 million cubic feet of gas per day.	850	2013
	North West Shelf Greater Western Flank-A (Australia) BHP Billiton – 16.67% Non operator	To maintain LNG plant throughput from the North West Shelf operations.	400	2016
Base Metals	Escondida Organic Growth Project 1 (Chile) BHP Billiton – 57.5%	Replaces the Los Colorados concentrator with a new 152,000 tonnes per day plant.	2,207	H1 2015
	Escondida Oxide Leach Area Project (Chile) BHP Billiton – 57.5%	New dynamic leaching pad and mineral handling system. Maintains oxide leaching capacity.	414	H1 2014
Diamonds & Specialty Products	EKATI Misery Open Pit Project[iv] (Canada) BHP Billiton – 80%	Project consists of a pushback of the existing Misery open pit which was mined from 2001 to 2005.	323	2015
Iron Ore	WAIO Jimblebar Mine Expansion (Australia) BHP Billiton – 96%	Increases mining and processing capacity to 35 million tonnes per annum with incremental debottlenecking opportunities to 55 million tonnes per annum.	3,300[v]	Q1 2014
	WAIO Port Hedland Inner Harbour Expansion (Australia) BHP Billiton – 85%	Increases total inner harbour capacity to 220 million tonnes per annum. Debottlenecking opportunities that would add substantial, low cost capacity are being evaluated.	1,900[v]	Delivered first production in Q4 2012, as planned.
	WAIO Port Blending and Rail Yard Facilities (Australia) BHP Billiton – 85%	Optimises resource and enhances efficiency across the WAIO supply chain.	1,400[v]	H2 2014
	WAIO Orebody 24 (Australia) BHP Billiton – 85%	Maintains iron ore production output from the Newman Joint Venture operations.	698	Delivered first production in Q4 2012, as planned.
	Samarco Fourth Pellet Plant (Brazil) BHP Billiton – 50%	Increases iron ore pellet production capacity by 8.3 million tonnes per annum to 30.5 million tonnes per annum.	1,750	H1 2014
Metallurgical Coal	Daunia (Australia) BHP Billiton – 50%	Greenfield mine development with 4.5 million tonnes per annum of export metallurgical coal capacity.	800	2013
	Broadmeadow Life Extension (Australia) BHP Billiton – 50%	Increases productive capacity by 0.4 million tonnes per annum and extends the life of the mine by 21 years.	450	2013

5

Hay Point Stage Three Expansion (Australia) BHP Billiton – 50% Caval Ridge (Australia) BHP Billiton – 50% Increases port capacity from 44 million tonnes per annum to 55 million tonnes per annum and reduces storm vulnerability. Greenfield mine development to produce an initial 5.5 million tonnes per annum of export metallurgical coal. 1,250(v)1,870(v) 2014 2014

Appin Area 9 (Australia) BHP Billiton – 100% Energy Coal Cerrejon P40 Project (Colombia) BHP Billiton – 33.3% Maintains Illawarra Coal’s production capacity with a replacement mining domain and capacity to produce 3.5 million tonnes per annum of metallurgical coal. Increases saleable thermal coal production by 8 million tonnes per annum to approximately 40 million tonnes per annum. 845 437 2016 2013

Newcastle Third Port Project Stage 3 (Australia) BHP Billiton – 35.5% Increases total coal terminal capacity from 53 million tonnes per annum to 66 million tonnes per annum. 367 2014

[GRAPHIC APPEARS HERE]

(i) All references to capital expenditure are BHP Billiton’s share unless noted otherwise. All references to capacity are 100 per cent unless noted otherwise.

(ii) References are based on calendar years.

(iii) Initial production through the Turrum facilities, scheduled for the 2013 calendar year, will be low CO2 gas. Additional high CO2 production from the Turrum reservoir will come online with completion of the Longford Gas Conditioning Plant in the 2016 calendar year.

(iv) BHP Billiton has agreed to sell its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamonds Marketing operations, to Harry Winston Diamond Mines Ltd. The transactions are subject to regulatory approval and other customary conditions. Completion is expected in the first half of the 2013 calendar year.

(v)	Excludes announced pre-commitment funding.

Income statement

To provide clarity into the underlying performance of our operations we present Underlying EBIT, which is a measure used internally and in our Supplementary Information, that excludes any exceptional items. The difference between Underlying EBIT and Profit from operations is set out in the following table:

Underlying EBIT 9,782 15,853

Exceptional items (before taxation) (2,777) –

Profit from operations 7,005 15,853

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the December 2012 half year compared with the December 2011 half year:

Underlying EBIT for the half year ended 31 December 2011 15,853

Change in volumes:

Increase in volumes 809

Decrease in volumes (374)

435

Net price impact:

Change in sales prices (5,714)

Price linked costs 287

(5,427)

Change in costs:

Costs (rate and usage) 59

Exchange rates (418)

Inflation on costs (337)

(696)

Asset sales (61)

Ceased and sold operations (119)

New and acquired operations (303)

Exploration and business development 209

Other (109)

Underlying EBIT for the half year ended 31 December 2012 9,782

Volumes

At the end of the December 2012 half year, BHP Billiton’s 20 relatively low risk, largely brownfield projects remained on schedule and budget, with the majority expected to deliver first production before the end of the 2015 financial year. Over 95 per cent of the US$22.2 billion capital budget associated with these projects has been allocated to CSGs that have generated an average Underlying EBITDA margin of 40 per cent or more during the last five financial years. The quality of this project pipeline and the attractive investment returns on offer reflects the focused manner in which shareholder capital is being deployed within the business. This high margin volume growth and the release of latent capacity at a number of our major businesses is expected to deliver a compound annual production growth rate of 10 per cent, in copper equivalent terms, over the two years to the end of the 2014 financial year.

In that context, strong operating performance at Escondida (Chile) and record sales volumes at WAIO, Antamina (Peru) and Illawarra Coal (Australia) were the major contributors to the US$435 million volume related variance in Underlying EBIT in the December 2012 half year. Notwithstanding the general level of improvement recorded across the Group, natural field decline in our conventional Petroleum business and lower diamonds production at EKATI (Canada) reduced Underlying EBIT by US$374 million in the period.

News Release

Prices

Substantially lower prices reduced Underlying EBIT by US$5.4 billion in the December 2012 half year, net of price linked costs. The level of price volatility that characterised the period was most acute in the iron ore market as a deep inventory cycle in China temporarily disrupted the supply demand balance. The resultant decline in iron ore prices reduced Underlying EBIT by US$3.2 billion in the December 2012 half year, net of price linked costs.

Weak demand and a recovery in low cost supply also led to a significant decline in metallurgical coal prices, which reduced Underlying EBIT by further US$1.6 billion, net of price linked costs. Overcapacity in the nickel, aluminium and energy coal industries also weighed on profitability, although a four per cent increase in the average realised price of copper contributed to a US$249 million increase in Underlying EBIT in the period.

Costs

BHP Billiton has responded to general inflationary pressure across the industry and the persistent strength of producer currencies, such as the Australian dollar and Chilean peso. In this regard, the Company's continuing focus on its operating costs and sustaining capital requirements has intensified over the recent six month period.

This focused approach, the release of latent capacity at a number of our high margin businesses and a reduction in our exploration and business development expenditure has enabled BHP Billiton to reduce its controllable cash costs[4] by US$944 million during the December 2012 half year, excluding one-off items. This included operating cost efficiencies of US$397 million, a general reduction in overhead costs of US$87 million and a decline in exploration and business development expenditure of US$557 million. Conversely, the decision to increase our operating capability at WAIO prior to the full ramp-up of expanded capacity more than offset volume related efficiencies achieved across the business. In addition, price linked costs declined by US$287 million during the period, although this was partially offset by a US$98 million increase in fuel and energy input costs.

From an earnings perspective, a US$41 million decrease in non-cash costs during the December 2012 half year was more than offset by a number of one-off items. These one-off items, many of which relate to the Group's restructuring initiatives, reduced Underlying EBIT by US$271 million in the period. Consequently, despite the sustainable reduction in cash costs achieved in the December 2012 half year, total costs (including one-off items) increased Underlying EBIT by a lesser US$59 million.

Exchange rates

The Australian dollar strengthened in the December 2012 half year, despite a significant decline in iron ore and coal prices, while the Chilean peso continued to reflect the compelling longer term fundamentals of the copper market. The restatement of monetary items in the balance sheet associated with the general strength of these and other producer currencies reduced Underlying EBIT by US$574 million.

The following exchange rates against the US dollar have been applied:

	Average Half year ended 31 December 2012	Average Half year ended 31 December 2011	As at 31 December 2012	As at 31 December 2011	As at 30 June 2012
Australian dollar[(i)]	1.04	1.03	1.04	1.01	1.00
Chilean peso	480	491	480	520	510
Colombian peso	1,802	1,857	1,768	1,941	1,807
Brazilian real	2.04	1.70	2.04	1.87	2.08
South African rand	8.48	7.61	8.49	8.18	8.41

(i) Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflation had an unfavourable impact on all CSGs and reduced Underlying EBIT by US$337 million during the December 2012 half year. The pressure was most notable in Australia and South Africa, which accounted for approximately 75 per cent of the total variance.

8

Asset sales

The contribution of asset sales to Underlying EBIT declined by US$61 million in the December 2012 half year. This variance was largely attributable to a post-closing payment received during the December 2011 half year that followed the 2006 divestment of our interests in Cascade and Chinook (US).

Ceased and sold operations

Underlying EBIT from ceased and sold operations, which included a reduced contribution from Richards Bay Minerals (South Africa) following the sale of our 37 per cent interest in the operation to Rio Tinto, declined by US$119 million in the December 2012 half year.

New and acquired operations

Assets are reported as new and acquired operations until there is a full year period for comparison. New and acquired operations reduced Underlying EBIT by US$303 million in the December 2012 half year. The Onshore US result in the prior corresponding period included a one-off gain of US$222 million associated with legacy US gas derivatives.

Exploration and business development

A 39 per cent reduction in BHP Billiton’s exploration expenditure to US$671 million in the December 2012 half year reflected the Group’s sharpened focus on high value petroleum and greenfield copper porphyry targets, as well as a broader commitment to reduce discretionary expenditure. The associated decline in the Group’s exploration expense increased Underlying EBIT by US$78 million, despite a US$97 million impairment of previously capitalised exploration.

A general reduction in business development expenditure increased Underlying EBIT by a further US$131 million in the December 2012 half year.

Other

A US$109 million decline in Underlying EBIT in the December 2012 half year was largely accounted for by a number of non-recurring items at Queensland Coal (Australia), which included flood-related insurance proceeds received in the prior corresponding period.

Net finance costs

A US$161 million increase in net finance costs to US$544 million in the December 2012 half year was primarily attributable to increased net interest expense on higher net debt and exchange rate variations.

Taxation expense

Total taxation expense including royalty related taxation, exceptional items and exchange rate movements was US$2.2 billion, representing an effective rate of 33.5 per cent (31 December 2011: 34.4 per cent; 30 June 2012:

32.5 per cent).

Excluding the impacts of royalty related taxation, exceptional items and exchange rate movements, taxation expense was US$2.8 billion representing an Underlying effective tax rate(3) of 30.4 per cent (31 December 2011:

31.0 per cent; 30 June 2012: 30.5 per cent).

Government imposed royalty arrangements calculated by reference to profits after adjustment for temporary differences are reported as royalty related taxation. Royalty related taxation (excluding exceptional items) contributed US$566 million to taxation expense representing an effective rate of 8.8 per cent (31 December 2011: US$462 million and 3.0 per cent; 30 June 2012: US$889 million and 3.9 per cent). The increase from the December 2011 half year largely reflected a US$150 million revaluation of deferred tax balances associated with Australian resource rent taxes.

News Release

Other royalty and excise arrangements which do not have these characteristics are recognised as operating costs within profit before taxation. These amounted to US$1.4 billion during the period (31 December 2011: US$1.7 billion; 30 June 2012: US$3.1 billion).

Exchange rate movements increased taxation expense by US$119 million (31 December 2011: increase of US$70 million; 30 June 2012: increase of US$250 million).

Exceptional items decreased taxation expense by US$1.3 billion (31 December 2011: no exceptional items; 30 June 2012: decrease of US$1.7 billion).

Exceptional items

Half year ended 31 December 2012	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,373	(185)	1,188
Announced sale of diamonds business	(287)	76	(211)
Announced sale of East and West Browse Joint Ventures	–	211	211
Impairment of Nickel West assets	(1,172)	307	(865)
Impairment of Worsley assets	(2,190)	657	(1,533)
Other impairments arising from capital project review	(921)	266	(655)
	(2,777)	**1,332**	**(1,445)**

On 27 August 2012, the Group announced the sale of its wholly owned Yeelirrie uranium deposit (Australia) and the transaction was completed on 19 December 2012. A gain on sale of US$420 million was recorded, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses.

On 7 September 2012, the Group announced it had completed the sale of its 37 per cent interest in Richards Bay Minerals. A gain on sale of US$1.2 billion (after tax expense) was recognised in the December 2012 half year.

On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations, for an aggregate cash consideration of US$500 million. An impairment charge of US$211 million (after tax benefit) has been recognised. The transaction is expected to close in the first half of the 2013 calendar year and the business has been classified as held for sale.

On 12 December 2012, the Group signed a definitive agreement to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture (Australia). Given completion of the sale is highly probable, a tax benefit of US$211 million, mainly due to the recognition of deferred tax benefits on available tax losses, has been reported in the December 2012 half year.

As a result of continued strength in the Australian dollar and the weak nickel and alumina pricing environment, BHP Billiton has recognised an impairment of US$865 million (after tax benefit) at Nickel West (Australia) and an impairment of US$1.5 billion (after tax benefit) at Worsley (Australia) in the December 2012 half year.

In the December 2012 half year, WAIO refocused its attention on the capital efficient expansion opportunity that exists within the Port Hedland inner harbour and all early works associated with the outer harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group has resulted in the recognition of impairment charges totalling US$618 million (after tax benefit) and other restructuring costs of US$37 million (after tax benefit) in the December 2012 half year.

10

Cash flows

Net operating cash flows decreased by 48 per cent to US$6.4 billion in the December 2012 half year. The major contributor to the decline was a US$6.1 billion decrease in cash generated from operations (after changes in working capital balances). A US$154 million increase in net interest payments further reduced net operating cash flows, however this was more than offset by a US$374 million reduction in royalty related taxation payments.

Investing cash flows included proceeds from the divestment of jointly controlled entities of US$1.7 billion and disposal of property, plant and equipment of US$523 million. Capital and exploration expenditure totalled US$12.2 billion in the December 2012 half year. Expenditure on major growth projects was US$9.7 billion, including US$3.4 billion on Petroleum projects and US$6.3 billion on Minerals projects. Capital expenditure on sustaining and other items was US$1.8 billion. Exploration expenditure was US$671 million, including US$548 million classified within net operating cash flows.

Net financing cash flows included proceeds from borrowings of US$7.8 billion, partially offset by dividend payments of US$3.1 billion and debt repayments of US$945 million. Proceeds from borrowings included the issuance of a two tranche Euro bond of €2.0 billion, a two tranche Sterling bond of £1.75 billion and a single tranche Australian bond of A$1.0 billion.

Net debt, comprising interest bearing liabilities less cash and cash equivalents, was US$30.4 billion, an increase of US$6.8 billion compared to the net debt position at 30 June 2012.

Dividend

BHP Billiton has a progressive dividend policy. The aim of this policy is to steadily increase or at least maintain the dividend in US dollars at each half yearly payment. Our Board today declared an interim dividend of 57 cents per share.

The dividend to be paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rand to shareholders on the UK section and the South African section of the register, respectively. Currency conversions will be based on the foreign currency exchange rates on the Record Date, except for the conversion into South African rand, which will take place on the last day to trade (cum dividend) on JSE Limited, being 1 March 2013. Please note that all currency conversion elections must be registered by the Record Date, being 8 March 2013. Any currency conversion elections made after this date will not apply to this dividend.

The timetable in respect of this dividend will be:

Last day to trade cum dividend on JSE Limited (JSE) and currency conversion into rand 1 March 2013

Ex-dividend date Australian Securities Exchange (ASX) and JSE 4 March 2013

Ex-dividend date London Stock Exchange (LSE) and New York Stock Exchange (NYSE) 6 March 2013

Record Date (including currency conversion and currency election dates, except for rand) 8 March 2013

Payment date 28 March 2013

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 4 and 8 March 2013 (inclusive), nor will transfers between the UK register and the South African register be permitted between the dates of 1 and 8 March 2013 (inclusive).

Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

News Release

Debt management and liquidity

During the December 2012 half year, the Group issued a two tranche Euro bond comprising €1.25 billion 2.250% bonds due 2020 and €750 million 3.250% bonds due 2027; a two tranche Sterling bond comprising £750 million 3.250% bonds due 2024 and £1.0 billion 4.300% bonds due 2042; and a single tranche Australian bond of A$1.0 billion 3.750% bonds due 2017.

In October 2012, the Group increased its existing Revolving Credit Facility from US$4.0 billion to US$5.0 billion. This facility expires in December 2015. In December 2012, the Group arranged a new US$1.0 billion Revolving Credit Facility which expires in December 2013. An option to extend the term of this facility is included in the agreement. Both facilities are undrawn and support the Group's commercial paper program.

As at 31 December 2012, the Group had US$1.5 billion outstanding in the US commercial paper market and the Group's cash and cash equivalents on hand was US$5.1 billion.

Our commitment to retain a solid A credit rating remains unchanged.

Corporate governance

There were no appointments to, or resignations from, the Board during the period.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups for the December 2012 half year and the corresponding period.

Half year ended 31 December	Revenue			Underlying EBIT[i]		
(US$M)	2012	2011	Change %	2012	2011	Change %
Petroleum	6,654	6,754	(1.5%)	3,161	4,100	(22.9%)
Aluminium and Nickel	3,485	3,915	(11.0%)	(285)	(66)	(331.8%)
Base Metals	6,121	5,250	16.6%	1,967	1,641	19.9%
Diamonds and Specialty Products	320	654	(51.1%)	(118)	86	(237.2%)
Iron Ore	9,166	12,149	(24.6%)	4,814	7,901	(39.1%)
Manganese	1,012	1,087	(6.9%)	177	149	18.8%
Metallurgical Coal	2,817	4,390	(35.8%)	(101)	1,538	(106.6%)
Energy Coal	2,579	3,135	(17.7%)	246	787	(68.7%)
Group and unallocated items[ii]	88	173	N/A	(79)	(283)	N/A
Less: inter-segment revenue	(38)	(27)	N/A	–	–	N/A
BHP Billiton Group	**32,204**	**37,480**	**(14.1%)**	**9,782**	**15,853**	**(38.3%)**

(i) Underlying EBIT includes trading activities comprising the sale of third party product. Underlying EBIT for the Group is reconciled to Profit from operations on page 7.

(ii) Includes consolidation adjustments, unallocated items and external sales from the Group's freight, transport and logistics operations.

12

Petroleum

Petroleum production of 121 million barrels of oil equivalent for the December 2012 half year underpins full year guidance, which remains unchanged at 240 million barrels of oil equivalent. The ongoing development of our Onshore US liquids and gas assets contributed to the strong production performance of the business.

Underlying EBIT for the December 2012 half year declined by US$939 million to US$3.2 billion. This variance largely reflected the impact of a series of one-off items that increased Underlying EBIT by US$440 million in the prior corresponding period. Natural field decline at Pyrenees and Stybarrow (both Australia), a four per cent reduction in the realised price of oil (to US$105.42 per barrel) and a six per cent decline in the realised price of natural gas (to US$3.63 per thousand cubic feet) also contributed to the fall in Underlying EBIT. In contrast, the realised liquefied natural gas price increased by six per cent (to US$14.93 per thousand standard cubic feet) during the period.

BHP Billiton invested US$2.1 billion in Onshore US drilling and development in the December 2012 half year and guidance for the 2013 financial year remains unchanged at US$4.0 billion. More than 80 per cent of this expenditure will be deployed in the liquids rich areas of the Eagle Ford and Permian. In Australia, the operated US$1.1 billion (BHP Billiton share) Macedon gas project was 90 per cent complete at the end of the period and initial production is anticipated on schedule in the 2013 calendar year.

BHP Billiton also signed a definitive agreement with PetroChina International Investment (Australia) Pty Ltd to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent interest in the West Browse Joint Venture, located offshore Western Australia, for a cash consideration of US$1.63 billion. The transaction is subject to regulatory approval and other customary conditions. Completion is expected in the first half of the 2013 calendar year.

Aluminium and Nickel

Strong performance at Worsley contributed to record alumina production in the December 2012 half year. In contrast, aluminium metal production was lower as Hillside (South Africa) recovered from a major unplanned outage that occurred in the March 2012 quarter. Hillside production returned to full technical capacity in the December 2012 quarter, ahead of schedule.

Nickel production was broadly unchanged from the prior corresponding period as robust operating performance at Cerro Matoso (Colombia) was offset by planned maintenance at both the Nickel West Kalgoorlie smelter and Kwinana refinery, which was completed during the period.

Underlying EBIT for the December 2012 half year declined by US$219 million to a loss of US$285 million. An eight per cent reduction in the average realised price of aluminium (to US$2,191 per tonne), a 15 per cent fall in the average realised price of alumina (to US$291 per tonne) and a 15 per cent decline in the average realised price of nickel (to US$16,433 per tonne) reduced Underlying EBIT by US$385 million, net of price linked costs. This was partially offset by a US$159 million reduction in controllable cash costs(4) achieved in the period, which included lower overheads associated with the formation of the combined Aluminium and Nickel CSG.

Base Metals

Copper in concentrate production at Escondida increased by 70 per cent in the December 2012 half year. Production benefited from a transition to higher grade ore feed and the successful completion of large scale maintenance programs that have increased concentrator throughput. The average copper grade mined during the period increased to 1.37 per cent and total Escondida copper production is on track to increase by 20 per cent in the 2013 financial year. Record production at Antamina also contributed to the 14 per cent increase in total copper production in the period.

Underlying EBIT for the December 2012 half year increased by US$326 million to US$2.0 billion. The strong recovery in copper production and higher realised prices were the major contributors to this result and increased Underlying EBIT by US$457 million, net of price linked costs. In addition, controllable cash cost(4) savings associated with productivity gains and broader economies of scale increased Underlying EBIT by US$237 million. This was partially offset by major planned maintenance programs at Escondida and Olympic Dam (Australia), which reduced Underlying EBIT by US$144 million.

At 31 December 2012, the Group had 311,847 tonnes of outstanding copper sales that were revalued at a weighted average price of US$7,915 per tonne. The final price of these sales will be determined over the remainder of the 2013 financial year. In addition, 278,547 tonnes of copper sales from the 2012 financial year were subject to a finalisation adjustment in the current period. The finalisation adjustment and provisional pricing impact as at 31 December 2012 increased earnings before interest and tax by US$48 million for the period.

The successful completion of the Escondida Ore Access and Laguna Seca debottlenecking projects underpins the forecast increase in Escondida copper production to over 1.3 million tonnes (100 per cent basis) in the 2015 financial year. The Escondida Organic Growth Project 1 and the Oxide Leach Area Project are expected to sustain Escondida copper production at an elevated level for the remainder of this decade. Mining operations at Pinto Valley (US) restarted in the December 2012 quarter, as planned, and are expected to add 60 thousand tonnes per annum of copper in concentrate to the Group’s production profile. Mill throughput is expected to reach capacity in the September 2013 quarter.

Diamonds and Specialty Products

During the period, BHP Billiton announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamonds Marketing operations, to Harry Winston Diamond Mines Ltd for an aggregate cash consideration of US$500 million. The transactions are subject to regulatory approval and other customary conditions. Completion is expected in the first half of the 2013 calendar year.

In addition, BHP Billiton completed the sale of its 37 per cent non-operated interest in Richards Bay Minerals to Rio Tinto for a cash consideration of US$1.9 billion (before adjustments).

Underlying EBIT declined by US$204 million in the December 2012 half year, to a loss of US$118 million. Lower production at EKATI was the major contributor to this fall in profitability, although this was partially offset by a reduction in the potash exploration expense, which reflected the cessation of activities in Ethiopia. Construction of the production and service shafts at our Jansen potash project (Canada) continued as planned during the period. The project remains subject to Board approval.

Iron Ore

WAIO delivered a twelfth consecutive December half year production and sales record as the business continued to benefit from the Company’s decade long investment in supply chain capacity. WAIO production remains on track to grow by five per cent in the 2013 financial year.

Underlying EBIT for the December 2012 half year declined by US$3.1 billion to US$4.8 billion. A 28 per cent reduction in the average realised price of iron ore, a stronger Australian dollar and inflation decreased Underlying EBIT by US$3.5 billion, net of price linked costs. In contrast, record sales volumes at WAIO increased Underlying EBIT by US$451 million.

Our Pilbara operations achieved several significant milestones during the period. For example, first ore was loaded by the two recently installed ship loaders at Nelson Point and the fifth car dumper at Finucane Island was commissioned. This car dumper is the last major piece of infrastructure required to increase WAIO port capacity from the December 2012 quarter run-rate of 188 million tonnes per annum to 220 million tonnes per annum (100 per cent basis). Notably, higher costs associated with our decision to invest in operating capability ahead of the full commissioning and ramp-up of this capacity reduced Underlying EBIT by US$164 million.

The Jimblebar Mine Expansion, which is on schedule for first production in the March 2014 quarter, will broadly match mine and port capacity at the expanded 220 million tonnes per annum rate, while the progressive debottlenecking of the supply chain is expected to underpin substantial low cost, longer term growth in our WAIO business.

Manganese

Record ore production in the December 2012 half year reflected a substantial improvement in plant availability at GEMCO (Australia). The decline in alloy production, however, reflected the permanent closure of energy intensive silicomanganese production at Metalloys (South Africa) and the temporary suspension of production at TEMCO (Australia), both of which contributed to the substantial reduction in operating costs achieved in recent periods.

Underlying EBIT for the December 2012 half year increased by US$28 million to US$177 million. Higher manganese ore sales, a weaker South African rand and controllable cash cost(4) savings associated with broader productivity gains, increased Underlying EBIT by a combined US$98 million. In contrast, a four per cent reduction in the average realised price of ore and a nine per cent decline in the average realised price of alloy reduced Underlying EBIT by US$58 million, net of price linked costs.

The US$167 million (BHP Billiton share) GEEP2 expansion project will strengthen GEMCO’s position as one of the lowest cost and largest manganese mines in the industry. On completion, the GEEP2 project will increase processing capacity from 4.2 to 4.8 million tonnes per annum (100 per cent basis), with first production anticipated on schedule in the second half of the 2013 calendar year.

Metallurgical Coal

Record sales volumes at Illawarra Coal underpinned a five per cent increase in total metallurgical coal sales in the December 2012 half year. However, the strong recovery in production that followed the conclusion of the BMA Enterprise Agreement was largely offset by planned wash plant outages at South Walker Creek and Goonyella, the closure of high cost capacity at Gregory and Norwich Park (all Australia), and planned longwall moves at Illawarra Coal.

Underlying EBIT for the December 2012 half year declined by US$1.6 billion to a loss of US$101 million. A 39 per cent and 37 per cent fall in hard coking coal and weak coking coal prices, respectively, reduced Underlying EBIT by US$1.6 billion, net of price linked costs. A stronger Australian dollar and inflation reduced Underlying EBIT by a further US$183 million, although this was more than offset by controllable cash cost(4) savings achieved in the period.

At the end of the December 2012 half year, Queensland Coal production was approaching full supply chain capacity. The associated increase in productivity, broader economies of scale and the closure of high cost capacity is expected to deliver a substantial reduction in unit costs in the second half of the 2013 financial year.

The Group’s five major metallurgical coal projects remain on schedule and budget. The Daunia (Australia) development is forecast to deliver first production in the first half of the 2013 calendar year, while commissioning of the Caval Ridge (Australia) mine is expected to commence the following year. In aggregate, these projects will add 10 million tonnes (100 per cent basis) of metallurgical coal production capacity by the end of the 2014 calendar year.

Energy Coal

A seven per cent increase in production in the December 2012 half year was underpinned by record production at New South Wales Energy Coal (Australia), which continued to benefit from the ramp-up of the RX1 project.

Underlying EBIT for the December 2012 half year declined by US$541 million to US$246 million. A 21 per cent reduction in export coal prices, inflation and a stronger Australian dollar reduced Underlying EBIT by US$515 million, net of price linked costs. In contrast, a higher proportion of export coal sales associated with the accelerated expansion of New South Wales Energy Coal, together with controllable cash cost(4) savings achieved in the period, increased Underlying EBIT by US$151 million.

The Cerrejon P40 Project (Colombia) is on budget and schedule to achieve first production in the 2013 calendar year and will increase export capacity to approximately 40 million tonnes per annum (100 per cent basis) over a two year period. During the December 2012 half year, BHP Billiton entered into a non-binding Memorandum of Understanding to transfer full ownership of the BHP Navajo Coal Company (US) to the Navajo Nation. The transfer is subject to ongoing negotiation.

Group and Unallocated items

The Underlying EBIT expense for Group and Unallocated in the December 2012 half year declined by US$204 million to US$79 million. A fair value adjustment to Group employee share awards, the partial release of a workers compensation provision and benefits associated with the closure of the Group’s marketing office in The Hague were the major contributors to this variance.

The following notes explain the terms used throughout this profit release:

(1) Underlying EBIT is earnings before net finance costs, taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation of US$3,462 million for the half year ended 31 December 2012 and US$2,890 million for the half year ended 31 December 2011. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, Attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(2) Underlying EBIT is used to reflect the underlying performance of BHP Billiton’s operations. Underlying EBIT is reconciled to Profit from operations on page 7.

(3) Non-IFRS measures are defined as follows: ? Attributable profit excluding exceptional items – comprises Profit after taxation attributable to members of BHP Billiton Group less exceptional items as described in note 3 to the financial report. ? Underlying EBITDA interest coverage – for the purpose of deriving interest coverage, net interest comprises Interest on bank loans and overdrafts, Interest on all other borrowings, Finance lease and hire purchase interest less Interest income. ? Underlying effective tax rate – comprises Total taxation expense excluding Royalty related taxation, exceptional items and Exchange rate movements included in taxation expense divided by Profit before taxation and exceptional items. ? Underlying EBIT margin – comprises Underlying EBIT excluding third party EBIT, divided by revenue excluding third party product revenue. ? Underlying EBITDA margin – comprises Underlying EBITDA excluding third party EBITDA, divided by revenue excluding third party product revenue.

? Underlying return on capital – represents net profit after tax, excluding exceptional items and net finance costs (after tax), divided by average capital employed. Capital employed is net assets after adding back net debt.

(4) The variance in controllable cash costs comprises operating, overhead and volume related efficiencies, and exploration and business development activity; excludes variances in non-cash and one-off items, price linked costs and fuel and energy.

(5)	Net operating cash flows are after net interest and taxation.

(6) Capital investment associated with projects not yet in production comprises assets under construction and exploration and evaluation assets.

(7) Underlying EBIT for the Petroleum Customer Sector Group for the half year ended 31 December 2011 has been restated to reflect adjustments from final acquisition accounting for the acquisition of Petrohawk Energy Corporation.

Forward-Looking Statements

This release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production. Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2012 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. All estimates and projections in this release are illustrative only. Our actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this release is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein.

Non-IFRS Financial Information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.

No Offer of Securities

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Reliance on Third Party Information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Media Relations

Australia

Antonios Papaspiropoulos Tel: +61 3 9609 3830 Mobile: +61 477 325 803 email: Antonios.Papaspiropoulos@bhpbilliton.com

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Eleanor Nichols Tel: +61 3 9609 2360 Mobile: +61 407 064 748 email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah Tel: +44 20 7802 4033 Mobile: +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

Americas

Jaryl Strong Tel: +1 713 499 5548 Mobile: +1 281 222 6627 email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015

Investor Relations

Australia

James Agar Tel: +61 3 9609 2222 Mobile: +61 467 807 064 email: James.Agar@bhpbilliton.com

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United Kingdom and South Africa

Tara Dines Tel: +44 20 7802 7113 Mobile: +44 7825 342 232 email: Tara.Dines@bhpbilliton.com

Americas

Brendan Harris Tel: +44 20 7802 4131 Mobile: +44 7990 527 726 email: Brendan.Harris@bhpbilliton.com

Matt Chism Tel: +1 713 59 96158 Mobile: +1 281 782 2238 email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Group Financial Report

For the half year ended 31 December 2012

BHP Billiton Group Financial Report

For the half year ended 31 December 2012

Contents

Half Year Financial Statements Page

Consolidated Income Statement . 21 Consolidated Statement of Comprehensive Income . 22 Consolidated Balance Sheet . 23 Consolidated Cash Flow Statement. 24 Consolidated Statement of Changes in Equity. 25 Notes to the Half Year Financial Statements . 28

1. Accounting policies . 28

2. Segment reporting . 29

3. Exceptional items . 33

4. Interests in jointly controlled entities . 36

5. Net finance costs . 36

6. Taxation . 37

7. Earnings per share . 37

8. Dividends . 38

9. Subsequent events . 38 10.Business combinations . 39 Directors’ Report . 41 Directors’ Declaration of Responsibility . 43 Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001 . 44 Independent Review Report . 45

BHP Billiton Financial Report for the half year ended 31 December 2012

Consolidated Income Statement
for the half year ended 31 December 2012

	Notes	Half year ended 31 December 2012 US$M	Half year ended 31 December 2011 US$M	Year ended 30 June 2012 US$M
Revenue				
Group production		**30,735**	35,690	68,747
Third party products	2	**1,469**	1,790	3,479
Revenue	2	**32,204**	37,480	72,226
Other income		**2,110**	359	906
Expenses excluding net finance costs		**(27,309)**	(21,986)	(49,380)
Profit from operations		**7,005**	15,853	23,752
Comprising:				
Group production		**6,946**	15,779	23,626
Third party products		**59**	74	126
		7,005	15,853	23,752
Financial income	5	**77**	102	225
Financial expenses	5	**(621)**	(485)	(955)
Net finance costs	5	**(544)**	(383)	(730)
Profit before taxation		**6,461**	15,470	23,022
Income tax expense		**(1,629)**	(4,863)	(7,238)
Royalty related taxation (net of income tax benefit)		**(533)**	(462)	(252)
Total taxation expense	6	**(2,162)**	(5,325)	(7,490)
Profit after taxation		**4,299**	10,145	15,532
Attributable to non-controlling interests		**61**	100	115
Attributable to members of BHP Billiton Group		**4,238**	10,045	15,417
Earnings per ordinary share (basic) (US cents)	7	**79.6**	188.7	289.6
Earnings per ordinary share (diluted) (US cents)	7	**79.4**	187.9	288.4
Dividends per ordinary share – paid during the period (US cents)	8	**57.0**	55.0	110.0
Dividends per ordinary share – declared in respect of the period (US cents)	8	**57.0**	55.0	112.0

The accompanying notes form part of these half year financial statements.

21

Consolidated Statement of Comprehensive Income for the half year ended 31 December 2012

Profit after taxation 4,299 10,145 15,532

Other comprehensive income

Items that may be reclassified subsequently to the income statement:

Available for sale investments: Net valuation gains/(losses) taken to equity 3 (32) (32) Net valuation (gains)/losses transferred to the income statement (2) 1 (2)

Cash flow hedges: Gains/(losses) taken to equity 454 ? (320) (Gains)/losses transferred to the income statement (297) ? 205

Exchange fluctuations on translation of foreign operations taken to equity (4) (2) 19 Tax recognised within other comprehensive income (48) (5) 23 Total items that may be reclassified subsequently to the income statement 106 (38) (107)

Items that will not be reclassified to the income statement:

Actuarial losses on pension and medical schemes (23) (44) (250)

Tax recognised within other comprehensive income 35 (53) 66

Total items that will not be reclassified to the income statement 12 (97) (184)

Total other comprehensive income/(loss) for the period 118 (135) (291)

Total comprehensive income 4,417 10,010 15,241

Attributable to non-controlling interests 60 98 117

Attributable to members of BHP Billiton Group 4,357 9,912 15,124

The accompanying notes form part of these half year financial statements.

Consolidated Balance Sheet as at 31 December 2012

ASSETS Current assets Cash and cash equivalents 5,086 3,616 4,781 Trade and other receivables 7,719 8,061 7,704 Other financial assets 183 748 282 Inventories 6,571 6,406 6,233 Assets classified as held for sale 1,089 ? 848 Current tax assets 211 169 137 Other 499 360 466

Total current assets 21,358 19,360 20,451

Non-current assets

Trade and other receivables 1,498 2,038 1,475

Other financial assets 2,135 1,692 1,881

Inventories 431 408 424

Property, plant and equipment 97,540 89,575 95,247

Intangible assets 5,207 5,321 5,112

Deferred tax assets 5,347 3,551 4,525

Other 169 161 158

Total non-current assets 112,327 102,746 108,822

Total assets 133,685 122,106 129,273

LIABILITIES

Current liabilities

Trade and other payables 10,740 10,542 12,024

Interest bearing liabilities 3,650 6,354 3,531

Liabilities classified as held for sale 425 ? 433

Other financial liabilities 112 576 200

Current tax payable 1,145 2,868 2,811

Provisions 2,505 2,174 2,784

Deferred income 293 223 251

Total current liabilities 18,870 22,737 22,034

Non-current liabilities Trade and other payables 402 456 509 Interest bearing liabilities 31,835 18,713 24,799 Other financial liabilities 101 88 317 Deferred tax liabilities 5,177 6,152 5,287 Provisions 8,837 8,848 8,914 Deferred income 286 391 328

Total non-current liabilities 46,638 34,648 40,154

Total liabilities 65,508 57,385 62,188

Net assets 68,177 64,721 67,085

EQUITY

Share capital – BHP Billiton Limited 1,186 1,183 1,186

Share capital – BHP Billiton Plc 1,069 1,069 1,069

Treasury shares (549) (535) (533)

Reserves 1,929 1,853 1,912

Retained earnings 63,299 59,990 62,236

Total equity attributable to members of BHP Billiton Group 66,934 63,560 65,870

Non-controlling interests 1,243 1,161 1,215

23 Total equity The accompanying notes form part of these half year financial statements. 68,177 64,721 67,085

BHP Billiton Financial Report for the half year ended 31 December 2012

Consolidated Cash Flow Statement
for the half year ended 31 December 2012

	Half year ended 31 December 2012 US$M	Half year ended 31 December 2011 US$M	Year ended 30 June 2012 US$M
Operating activities			
Profit before taxation	**6,461**	15,470	23,022
Adjustments for:			
Non-cash exceptional items	**2,742**	–	3,417
Depreciation and amortisation expense	**3,365**	2,871	6,408
Net gain on sale of non-current assets	**(23)**	(87)	(116)
Impairments of property, plant and equipment, financial assets and intangibles	**97**	19	100
Employee share awards expense	**103**	125	270
Financial income and expenses	**544**	383	730
Other	**(198)**	(250)	(481)
Changes in assets and liabilities:			
Trade and other receivables	**(75)**	788	1,464
Inventories	**(584)**	(194)	(208)
Trade and other payables	**(552)**	(556)	(288)
Net other financial assets and liabilities	**28**	(292)	(18)
Provisions and other liabilities	**(434)**	(704)	(1,026)
Cash generated from operations	**11,474**	17,573	33,274
Dividends received	**10**	11	25
Interest received	**36**	55	127
Interest paid	**(436)**	(301)	(715)
Income tax refunded	**–**	225	530
Income tax paid	**(4,318)**	(4,545)	(7,842)
Royalty related taxation paid	**(364)**	(738)	(1,015)
Net operating cash flows	**6,402**	12,280	24,384
Investing activities			
Purchases of property, plant and equipment	**(11,522)**	(7,903)	(18,385)
Exploration expenditure	**(671)**	(1,097)	(2,452)
Exploration expenditure expensed and included in operating cash flows	**548**	716	1,602
Purchase of intangibles	**(234)**	(122)	(220)
Investment in financial assets	**(210)**	(243)	(341)
Investment in subsidiaries, operations and jointly controlled entities, net of their cash	**–**	(12,549)	(12,556)
Cash outflows from investing activities	**(12,089)**	(21,198)	(32,352)
Proceeds from sale of property, plant and equipment	**523**	139	159
Proceeds from financial assets	**190**	92	151
Proceeds from divestment of subsidiaries, operations and jointly controlled entities, net of their cash	**1,700**	–	6
Net investing cash flows	**(9,676)**	(20,967)	(32,036)
Financing activities			
Proceeds from interest bearing liabilities	**7,770**	7,300	13,287
Proceeds/(settlements) from debt related instruments	**11**	–	(180)
Repayment of interest bearing liabilities	**(945)**	(1,701)	(4,280)
Proceeds from ordinary shares	**8**	18	21
Contributions from non-controlling interests	**42**	66	101
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	**(348)**	(323)	(424)
Share buy-back – BHP Billiton Plc	**–**	(83)	(83)
Dividends paid	**(3,065)**	(2,943)	(5,877)
Dividends paid to non-controlling interests	**(11)**	(56)	(56)
Net financing cash flows	**3,462**	2,278	2,509
Net increase/(decrease) in cash and cash equivalents	**188**	(6,409)	(5,143)
Cash and cash equivalents, net of overdrafts, at beginning of period	**4,881**	10,080	10,080
Effect of foreign currency exchange rate changes on cash and cash equivalents	**(1)**	(64)	(56)
Cash and cash equivalents, net of overdrafts, at end of period	**5,068**	3,607	4,881

The accompanying notes form part of these half year financial statements.

24

BHP Billiton Financial Report for the half year ended 31 December 2012

Consolidated Statement of Changes in Equity for the half year ended 31 December 2012

For the half year ended 31 December 2012 US$M	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2012	1,186	1,069	(533)	1,912	62,236	**65,870**	1,215	**67,085**
Profit after taxation	–	–	–	–	4,238	**4,238**	61	**4,299**
Other comprehensive income:								
Net valuation gains on available for sale investments taken to equity	–	–	–	2	–	**2**	1	**3**
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(2)	–	**(2)**	–	**(2)**
Gains on cash flow hedges taken to equity	–	–	–	454	–	**454**	–	**454**
Gains on cash flow hedges transferred to the income statement	–	–	–	(297)	–	**(297)**	–	**(297)**
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	(4)	–	**(4)**	–	**(4)**
Actuarial losses on pension and medical schemes	–	–	–	–	(20)	**(20)**	(3)	**(23)**
Tax recognised within other comprehensive income	–	–	–	(58)	44	**(14)**	1	**(13)**
Total comprehensive income	**–**	**–**	**–**	**95**	**4,262**	**4,357**	**60**	**4,417**
Transactions with owners:								
Purchase of shares by ESOP Trusts	–	–	(348)	–	–	**(348)**	–	**(348)**
Employee share awards exercised net of employee contributions	–	–	332	(163)	(162)	**7**	–	**7**
Accrued employee entitlement for unexercised awards	–	–	–	103	–	**103**	–	**103**
Dividends	–	–	–	–	(3,055)	**(3,055)**	(11)	**(3,066)**
Equity contributed	–	–	–	–	–	**–**	42	**42**
Divestment of jointly controlled entities	–	–	–	(18)	18	**–**	(63)	**(63)**
Balance as at 31 December 2012	**1,186**	**1,069**	**(549)**	**1,929**	**63,299**	**66,934**	**1,243**	**68,177**

The accompanying notes form part of these half year financial statements.

25

BHP Billiton Financial Report for the half year ended 31 December 2012

Consolidated Statement of Changes in Equity for the half year ended 31 December 2012 (continued)

For the half year ended 31 December 2011 US$M	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2011	1,183	1,070	(623)	2,001	53,131	**56,762**	993	**57,755**
Profit after taxation	–	–	–	–	10,045	**10,045**	100	**10,145**
Other comprehensive income:								
Net valuation losses on available for sale investments taken to equity	–	–	–	(32)	–	**(32)**	–	**(32)**
Net valuation losses on available for sale investments transferred to the income statement	–	–	–	1	–	**1**	–	**1**
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	(2)	–	**(2)**	–	**(2)**
Actuarial losses on pension and medical schemes	–	–	–	–	(42)	**(42)**	(2)	**(44)**
Tax recognised within other comprehensive income	–	–	–	(113)	55	**(58)**	–	**(58)**
Total comprehensive income	**–**	**–**	**–**	**(146)**	**10,058**	**9,912**	**98**	**10,010**
Transactions with owners:								
BHP Billiton Plc shares cancelled	–	(1)	83	1	(83)	**–**	–	**–**
Purchase of shares by ESOP Trusts	–	–	(323)	–	–	**(323)**	–	**(323)**
Employee share awards exercised net of employee contributions	–	–	328	(128)	(168)	**32**	–	**32**
Accrued employee entitlement for unexercised awards	–	–	–	125	–	**125**	–	**125**
Dividends	–	–	–	–	(2,948)	**(2,948)**	(56)	**(3,004)**
Equity contributed	–	–	–	–	–	**–**	126	**126**
Balance as at 31 December 2011	**1,183**	**1,069**	**(535)**	**1,853**	**59,990**	**63,560**	**1,161**	**64,721**

26

BHP Billiton Financial Report for the half year ended 31 December 2012

Consolidated Statement of Changes in Equity
for the half year ended 31 December 2012 (continued)

For the year ended 30 June 2012 US$M	Attributable to members of the BHP Billiton Group							
	Share capital – BHP Billiton Limited	Share capital – BHP Billiton Plc	Treasury shares	Reserves	Retained earnings	Total equity attributable to members of BHP Billiton Group	Non-controlling interests	Total equity
Balance as at 1 July 2011	1,183	1,070	(623)	2,001	53,131	**56,762**	993	**57,755**
Profit after taxation	–	–	–	–	15,417	**15,417**	115	**15,532**
Other comprehensive income:								
Net valuation losses on available for sale investments taken to equity	–	–	–	(32)	–	**(32)**	–	**(32)**
Net valuation gains on available for sale investments transferred to the income statement	–	–	–	(2)	–	**(2)**	–	**(2)**
Losses on cash flow hedges taken to equity	–	–	–	(320)	–	**(320)**	–	**(320)**
Losses on cash flow hedges transferred to the income statement	–	–	–	205	–	**205**	–	**205**
Exchange fluctuations on translation of foreign operations taken to equity	–	–	–	19	–	**19**	–	**19**
Actuarial (losses)/gains on pension and medical schemes	–	–	–	–	(253)	**(253)**	3	**(250)**
Tax recognised within other comprehensive income	–	–	–	(33)	123	**90**	(1)	**89**
Total comprehensive income	**–**	**–**	**–**	**(163)**	**15,287**	**15,124**	**117**	**15,241**
Transactions with owners:								
Proceeds from the issue of shares	3	–	–	–	–	**3**	–	**3**
BHP Billiton Plc shares cancelled	–	(1)	83	1	(83)	**–**	–	**–**
Purchase of shares by ESOP Trusts	–	–	(424)	–	–	**(424)**	–	**(424)**
Employee share awards exercised net of employee contributions	–	–	431	(189)	(213)	**29**	–	**29**
Employee share awards forfeited	–	–	–	(8)	8	**–**	–	**–**
Accrued employee entitlement for unexercised awards	–	–	–	270	–	**270**	–	**270**
Dividends	–	–	–	–	(5,894)	**(5,894)**	(56)	**(5,950)**
Equity contributed	–	–	–	–	–	**–**	161	**161**
Balance as at 30 June 2012	**1,186**	**1,069**	**(533)**	**1,912**	**62,236**	**65,870**	**1,215**	**67,085**

27

BHP Billiton Financial Report for the half year ended 31 December 2012

Notes to the Half Year Financial Statements

1. Accounting policies

This general purpose financial report for the half year ended 31 December 2012 is unaudited and has been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB), IAS 34 'Interim Financial Reporting' as adopted by the EU, AASB 134 'Interim Financial Reporting' as issued by the Australian Accounting Standards Board (AASB) and the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001 as applicable to interim financial reporting.

The half year financial statements represent a 'condensed set of financial statements' as referred to in the UK Disclosure and Transparency Rules issued by the Financial Services Authority. Accordingly, they do not include all of the information required for a full annual report and are to be read in conjunction with the most recent annual financial report. The comparative figures for the financial year ended 30 June 2012 are not the statutory accounts of the BHP Billiton Group for that financial year. Those accounts, which were prepared under IFRS, have been reported on by the Company's auditors and delivered to the registrar of companies. The auditors have reported on those accounts; their report was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain statements under Section 498(2) or (3) of the UK Companies Act 2006.

The half year financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2012 annual financial statements contained within the Annual Report of the BHP Billiton Group.

Rounding of amounts

Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives

Where applicable, comparatives have been adjusted to disclose them on the same basis as current period figures. Certain comparatives have also been restated on finalisation of business combination accounting – refer note 10.

Exchange rates

The following exchange rates relative to the US dollar have been applied in the financial statements:

	Average Half year ended 31 December 2012	Average Half year ended 31 December 2011	Average Year ended 30 June 2012	As at 31 December 2012	As at 31 December 2011	As at 30 June 2012
Australian dollar [(a)]	1.04	1.03	1.03	1.04	1.01	1.00
Brazilian real	2.04	1.70	1.78	2.04	1.87	2.08
Canadian dollar	0.99	1.00	1.00	0.99	1.02	1.03
Chilean peso	480	491	492	480	520	510
Colombian peso	1,802	1,857	1,825	1,768	1,941	1,807
South African rand	8.48	7.61	7.77	8.49	8.18	8.41
Euro	0.79	0.72	0.75	0.76	0.77	0.80
UK pound sterling	0.63	0.63	0.63	0.62	0.65	0.64

(a) Displayed as US$ to A$1 based on common convention.

28

2. Segment reporting

The Group operates eight Customer Sector Groups (CSGs) aligned with the commodities which we extract and market, reflecting the structure used by the Group’s management to assess the performance of the Group.

During the half year the Group completed the consolidation of the Stainless Steel Materials and the Aluminium CSGs to form the Aluminium and Nickel CSG. In view of the new management structure, the Aluminium and Nickel CSG is now considered to be a single reportable segment. There were no inter-segment transactions between the Stainless Steel Materials and Aluminium CSGs and therefore the comparative amounts reported for Aluminium and Nickel for the half year ended 31 December 2011 and year ended 30 June 2012 represent an aggregation of previously reported amounts.

Group and unallocated items represent Group centre functions. Exploration and technology activities are recognised within relevant segments.

It is the Group’s policy that inter-segment sales are made on a commercial basis.

BHP Billiton Financial Report for the half year ended 31 December 2012

2. Segment reporting (continued)

Half year ended 31 December 2012

Revenue

Group production 6,569 2,823 5,802 320 9,045 977 2,817 2,286 – 30,639

Third party products 45 653 319 – 36 35 – 293 88 1,469

Rendering of services 40 – – – 56 – – – – 96

Inter-segment revenue – 9 – – 29 – – – (38) –

Total revenue (a) 6,654 3,485 6,121 320 9,166 1,012 2,817 2,579 50 32,204

Underlying EBIT (b) 3,161 (285) 1,967 (118) 4,814 177 (101) 246 (79) 9,782

Net finance costs (544)

Exceptional items (2,777)

Profit before taxation 6,461

(a)	Revenue not attributable to reportable segments reflects sales of freight and fuel to third parties.
(b)	Underlying EBIT is earnings before net finance costs, taxation and any exceptional items.

30 BHP Billiton Financial Report for the half year ended 31 December 2012

2. Segment reporting (continued)

Half year ended 31 December 2011

Revenue

Group production 6,596 3,116 5,043 654 11,969 1,084 4,386 2,682 – 35,530

Third party products 125 790 207 – 45 3 – 447 173 1,790

Rendering of services 33 – – – 117 – 4 6 – 160

Inter-segment revenue – 9 – – 18 – – – (27) –

Total revenue (a) 6,754 3,915 5,250 654 12,149 1,087 4,390 3,135 146 37,480

Underlying EBIT (b) 4,100 (66) 1,641 86 7,901 149 1,538 787 (283) 15,853

Net finance costs (383)

Exceptional items –

Profit before taxation 15,470

31 BHP Billiton Financial Report for the half year ended 31 December 2012

2. Segment reporting (continued)

Year ended 30 June 2012

Revenue

Group production 12,616 6,198 11,162 1,326 22,156 2,136 7,569 5,155 – 68,318

Third party products 230 1,547 434 – 86 16 – 856 310 3,479

Rendering of services 91 – – – 320 – 7 11 – 429

Inter-segment revenue – 14 – – 39 – – – (53) –

Total revenue (a) 12,937 7,759 11,596 1,326 22,601 2,152 7,576 6,022 257 72,226

Underlying EBIT (b) 6,348 (259) 3,965 199 14,201 235 1,570 1,227 (248) 27,238

Net finance costs (730)

Exceptional items (3,486)

Profit before taxation 23,022

32

BHP Billiton Financial Report for the half year ended 31 December 2012

3. Exceptional items

Half year ended 31 December 2012	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Yeelirrie uranium deposit	420	–	420
Sale of Richards Bay Minerals	1,373	(185)	1,188
Announced sale of diamonds business	(287)	76	(211)
Announced sale of East and West Browse Joint Ventures	–	211	211
Impairment of Nickel West assets	(1,172)	307	(865)
Impairment of Worsley assets	(2,190)	657	(1,533)
Other impairments arising from capital project review	(921)	266	(655)
	(2,777)	**1,332**	**(1,445)**

Sale of Yeelirrie uranium deposit:

On 27 August 2012, the Group announced the sale of its wholly owned Yeelirrie uranium deposit and the transaction was completed on 19 December 2012. A gain on sale of US$420 million was recognised in the half year ended 31 December 2012, while the associated tax expense was offset by the recognition of deferred tax benefits on available tax losses.

Sale of Richards Bay Minerals:

On 7 September 2012, the Group announced it had completed the sale of its 37.76 per cent interest in Richards Bay Minerals. As a result of the sale, a gain on sale of US$1,188 million (after tax expense) was recognised in the half year ended 31 December 2012.

Announced sale of diamonds business:

On 13 November 2012, the Group announced the sale of its diamonds business, comprising its interests in the EKATI Diamond Mine and Diamond Marketing operations for an aggregate cash consideration of US$500 million. An impairment charge of US$211 million (after tax benefit) has been recognised. Completion of the sale is expected in the first half of calendar year 2013 and the assets and liabilities of the diamonds business have been classified as held for sale.

Announced Sale of East and West Browse Joint Ventures:

On 12 December 2012, the Group signed a definitive agreement to sell its 8.33 per cent interest in the East Browse Joint Venture and 20 per cent in the West Browse Joint Venture. The Group's share of assets and liabilities in the joint ventures, have been disclosed as held for sale pending completion of the sale. Given completion of the sale is highly probable, a tax benefit of US$211 million, mainly due to the recognition of deferred tax benefits on available tax losses, has been reported in the December 2012 half year.

Impairment of Nickel West assets:

As a result of continued strength in the Australian dollar and weak nickel prices the Group has recognised an impairment charge of US$865 million (after tax benefit) in the half year ended 31 December 2012.

Impairment of Worsley assets:

The Group has recognised impairment of assets at Worsley as a result of continued strength in the Australian dollar and weak alumina prices. A total impairment charge of US$1,533 million (after tax benefit) was recognised in the half year ended 31 December 2012.

33

BHP Billiton Financial Report for the half year ended 31 December 2012

3. Exceptional items (continued)

Other impairments arising from capital project review:

In the half year ended 31 December 2012, West Australia Iron Ore (WAIO) refocused its attention on the capital efficient expansion opportunity that exists within the Port Hedland inner harbour and all early works associated with the outer harbour development option were suspended. This revision to the WAIO development sequence and the change in status of other minor capital projects across the Group has resulted in the recognition of impairment charges of US$618 million (gross: US$868 million, tax benefit: US$250 million) and other restructuring costs of US$37 million (gross: US$53 million, tax benefit: US$16 million) in the half year ended 31 December 2012.

Assets held for sale:

At 31 December 2012 the assets and liabilities of the diamonds business (part of the Diamonds and Specialty Products segment) and the East and West Browse Joint Ventures (part of the Petroleum segment) have been classified as current assets held for sale of US$1,089 million (predominantly comprising inventories of US$232 million and property, plant and equipment of US$751 million), and as current liabilities held for sale of US$425 million (predominantly comprising trade and other payables of US$68 million and provisions of US$293 million).

Half year ended 31 December 2011	Gross US$M	Tax US$M	Net US$M

There were no exceptional items in the half year ended 31 December 2011.

Year ended 30 June 2012	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of Fayetteville goodwill and other assets	(2,835)	996	(1,839)
Impairment of Nickel West goodwill and other assets	(449)	94	(355)
Suspension or early closure of operations and the change in status of specific projects [(a)]	(502)	108	(394)
Settlement of insurance claims [(a)]	300	(90)	210
Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia	–	637	637
	(3,486)	**1,745**	**(1,741)**

(a) Includes amounts attributable to non-controlling interests of US$(34) million (US$7 million tax expense).

Impairment of Fayetteville goodwill and other assets:

As a result of the fall in United States domestic gas prices and the company's decision to adjust its development plans, the Group has recognised impairments of goodwill and other assets in relation to its Fayetteville shale gas assets. A total impairment charge of US$1,839 million (after tax benefit) was recognised in the year ended 30 June 2012.

Impairment of Nickel West goodwill and other assets:

The Group has recognised impairments of goodwill and other assets at Nickel West as a result of the continued downturn in the nickel price and margin deterioration. A total impairment charge of US$355 million (after tax benefit) was recognised in the year ended 30 June 2012.

34

3. Exceptional items (continued)

Suspension or early closure of operations and the change in status of specific projects:

As part of our regular portfolio review, various operations and projects around the Group have either been suspended, closed early or changed in status. These include: the change in status of the Olympic Dam expansion project; the temporary suspension of production at TEMCO and the permanent closure of the Metalloys South Plant in South Africa; the indefinite cessation of production at Norwich Park; and the suspension of other minor capital projects. As a result, impairment charges of US$338 million (gross: US$422 million, tax benefit: US$84 million), idle capacity costs and inventory write-down of US$28 million (gross: US$40 million, tax benefit: US$12 million) and other restructuring costs of US$28 million (gross: US$40 million, tax benefit: US$12 million) were recognised in the year ended 30 June 2012.

Settlement of insurance claims:

During 2008, extreme weather across the central Queensland coalfields affected production from the BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC) operations. The Group settled insurance claims in respect of the lost production and insurance claim income of US$210 million (after tax expense) was recognised in the year ended 30 June 2012.

Recognition of deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia:

The Australian MRRT and PRRT extension legislation were enacted in March 2012. Under the legislation, the Group is entitled to a deduction against future MRRT and PRRT liabilities based on the market value of its coal, iron ore and petroleum assets. A deferred tax asset, and an associated net income tax benefit of US$637 million, was recognised in the year ended 30 June 2012 to reflect the future deductibility of these market values for MRRT and PRRT purposes, to the extent they are considered recoverable.

Assets held for sale:

In February 2012 the Group announced it had exercised an option to sell its non-operated interest in Richards Bay Minerals (part of the Diamonds and Specialty Products segment) to Rio Tinto. At 30 June 2012 the remaining assets and liabilities of the Richards Bay Minerals joint venture were classified as current assets held for sale of US$848 million (predominantly comprising cash and cash equivalents of US$120 million, trade and other receivables of US$196 million, inventories of US$128 million and property, plant and equipment of US$369 million), and as current liabilities held for sale of US$433 million (predominantly comprising trade and other payables of US$153 million, interest bearing liabilities of US$178 million and tax liabilities of US$67 million).

BHP Billiton Financial Report for the half year ended 31 December 2012

4. Interests in jointly controlled entities

Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date [(a)]			Contribution to profit after taxation		
	31 December 2012 %	31 December 2011 %	30 June 2012 %	Half year ended 31 December 2012 US$M	Half year ended 31 December 2011 US$M	Year ended 30 June 2012 US$M
Mozal SARL	47.1	47.1	47.1	(14)	14	(5)
Compañia Minera Antamina SA	33.75	33.75	33.75	313	262	553
Minera Escondida Limitada	57.5	57.5	57.5	910	461	1,367
Samarco Mineração SA	50	50	50	228	549	909
Carbones del Cerrejón LLC	33.33	33.33	33.33	87	153	294
Other [(b)]				2	64	145
Total				1,526	1,503	3,263

(a) The ownership interest at the Group's and the jointly controlled entity's reporting date are the same. When the annual financial reporting date is different to the Group's, financial information is obtained as at 31 December in order to report on a basis consistent with the Group's reporting date.

(b) Includes the Group's effective interest in the Richards Bay Minerals joint venture of 37.76 per cent up to the date of its effective disposal on 3 September 2012 (31 December 2011: 37.76 per cent; 30 June 2012: 37.76 per cent), the Guinea Alumina project (ownership interest 33.3 per cent; 31 December 2011: 33.3 per cent; 30 June 2012: 33.3 per cent), the Newcastle Coal Infrastructure Group Pty Ltd (ownership interest 35.5 per cent; 31 December 2011: 35.5 per cent; 30 June 2012: 35.5 per cent) and other immaterial jointly controlled entities.

5. Net finance costs

	Half year ended 31 December 2012 US$M	Half year ended 31 December 2011 US$M	Year ended 30 June 2012 US$M
Financial expenses			
Interest on bank loans and overdrafts	5	9	22
Interest on all other borrowings	411	349	696
Finance lease and hire purchase interest	6	5	37
Dividends on redeemable preference shares	–	–	–
Discounting on provisions and other liabilities	256	228	481
Discounting on post-retirement employee benefits	52	60	129
Interest capitalised [(a)]	(140)	(143)	(314)
Fair value change on hedged loans	(75)	185	345
Fair value change on hedging derivatives	87	(184)	(376)
Exchange variations on net debt	19	(24)	(65)
	621	485	955
Financial income			
Interest income	(35)	(53)	(122)
Expected return on pension scheme assets	(42)	(49)	(103)
	(77)	(102)	(225)
Net finance costs	544	383	730

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the half year ended 31 December 2012 the capitalisation rate was 2.22 per cent (31 December 2011: 2.79 per cent; 30 June 2012: 2.83 per cent).

36

BHP Billiton Financial Report for the half year ended 31 December 2012

6. Taxation

	Half year ended 31 December 2012 US$M	Half year ended 31 December 2011 US$M	Year ended 30 June 2012 US$M
Taxation expense including royalty related taxation			
UK taxation expense	**14**	146	(21)
Australian taxation expense	**1,063**	3,707	6,043
Overseas taxation expense	**1,085**	1,472	1,468
Total taxation expense	**2,162**	5,325	7,490

Total taxation expense including royalty related taxation, exceptional items and exchange rate movements, was US$2,162 million, representing an effective rate of 33.5 per cent (31 December 2011: 34.4 per cent; 30 June 2012: 32.5 per cent).

Exchange rate movements increased taxation expense by US$119 million (31 December 2011: increase of US$70 million; 30 June 2012: increase of US$250 million).

Exceptional items decreased taxation expense by US$1,332 million (31 December 2011: no exceptional item impacting taxation expense; 30 June 2012: decrease of US$1,745 million) – refer to note 3.

Government imposed royalty arrangements calculated by reference to profits after adjustment for temporary differences are reported as royalty related taxation. Royalty related taxation (excluding exceptional items) contributed US$566 million to taxation expense representing an effective rate of 8.8 per cent (31 December 2011: US$462 million and 3.0 per cent; 30 June 2012: US$889 million and 3.9 per cent).

7. Earnings per share

	Half year ended 31 December 2012 US$M	Half year ended 31 December 2011 US$M	Year ended 30 June 2012 US$M
Basic earnings per ordinary share (US cents)	**79.6**	188.7	289.6
Diluted earnings per ordinary share (US cents)	**79.4**	187.9	288.4
Basic earnings per American Depositary Share (ADS) (US cents) [(a)]	**159.2**	377.4	579.2
Diluted earnings per American Depositary Share (ADS) (US cents) [(a)]	**158.8**	375.8	576.8
Basic earnings (US$M)	**4,238**	10,045	15,417
Diluted earnings (US$M)	**4,238**	10,045	15,417

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

	Half year ended 31 December 2012 Million	Half year ended 31 December 2011 Million	Year ended 30 June 2012 Million
Weighted average number of shares			
Basic earnings per ordinary share denominator	**5,321**	5,323	5,323
Shares and options contingently issuable under employee share ownership plans	**17**	23	23
Diluted earnings per ordinary share denominator	**5,338**	5,346	5,346

(a) Each American Depositary Share represents two ordinary shares.

37

BHP Billiton Financial Report for the half year ended 31 December 2012

8. Dividends

	Half year ended 31 December 2012 US$M	Half year ended 31 December 2011 US$M	Year ended 30 June 2012 US$M
Dividends paid/payable during the period			
BHP Billiton Limited	**1,840**	1,780	3,559
BHP Billiton Plc – Ordinary shares	**1,206**	1,168	2,335
– Preference shares [(a)]	**–**	–	–
	3,046	2,948	5,894
Dividends declared in respect of the period			
BHP Billiton Limited	**1,840**	1,780	3,621
BHP Billiton Plc – Ordinary shares	**1,206**	1,168	2,376
– Preference shares [(a)]	**–**	–	–
	3,046	2,948	5,997

(a) 5.5 per cent dividend on 50,000 preference shares of £1 each declared and paid annually (31 December 2011: 5.5 percent; 30 June 2012: 5.5 percent).

	Half year ended 31 December 2012 US cents	Half year ended 31 December 2011 US cents	Year ended 30 June 2012 US cents
Dividends paid during the period (per share)			
Prior year final dividend	**57.0**	55.0	55.0
Interim dividend	**N/A**	N/A	55.0
	57.0	55.0	110.0
Dividends declared in respect of the period (per share)			
Interim dividend	**57.0**	55.0	55.0
Final dividend	**N/A**	N/A	57.0
	57.0	55.0	112.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to half year end, on 20 February 2013, BHP Billiton declared an interim dividend of 57.0 US cents per share (US$3,046 million), which will be paid on 28 March 2013 (31 December 2011: interim dividend of 55.0 US cents per share – US$2,948 million; 30 June 2012: final dividend of 57.0 US cents per share – US$3,049 million).

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

9. Subsequent events

Other than the matters outlined elsewhere in this financial report, no matters or circumstances have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

38

10.	Business combinations

The Group’s 31 December 2011 half year financial report included three business combinations reported with provisionally determined fair values. These transactions were as follows: Petrohawk Energy Corporation, HWE Mining and Fayetteville Shale gas. As reported in the 30 June 2012 Annual Report, subsequent to 31 December 2011 final fair values for all three business combinations were determined. Comparative amounts for 31 December 2011 have been restated in this financial report, including the consolidated income statement and consolidated balance sheet as presented below. Consequential adjustments were also made to comparative amounts in the consolidated statement of comprehensive income, the consolidated cash flow statement and the consolidated statement of changes in equity.

Revenue

Group production 35,690 – 35,690

Third party products 1,790 – 1,790

Revenue 37,480 – 37,480

Other income 359 – 359

Expenses excluding net finance costs (22,150) 164 (21,986)

Profit from operations 15,689 164 15,853

Comprising: Group production 15,615 164 15,779 Third party products 74 – 74

15,689 164 15,853

Financial income 102 – 102

Financial expenses (485) – (485)

Net finance costs (383) – (383)

Profit before taxation 15,306 164 15,470

Income tax expense (4,803) (60) (4,863)

Royalty related taxation (net of income tax benefit) (462) – (462)

Total taxation expense (5,265) (60) (5,325)

Profit after taxation 10,041 104 10,145

10.	Business combinations (continued)

ASSETS Current assets

Cash and cash equivalents 3,616 ? 3,616 Trade and other receivables 8,056 5 8,061 Other financial assets 748 ? 748 Inventories 6,405 1 6,406 Assets classified as held for sale ??? Current tax assets 169 ? 169 Other 360 ? 360

Total current assets 19,354 6 19,360

Non-current assets

Trade and other receivables 2,038 ? 2,038 Other financial assets 1,692 ? 1,692 Inventories 408 ? 408 Property, plant and equipment 95,601 (6,026) 89,575 Intangible assets 1,162 4,159 5,321 Deferred tax assets 3,551 ? 3,551 Other 161 ? 161

Total non-current assets 104,613 (1,867) 102,746

Total assets 123,967 (1,861) 122,106

LIABILITIES Current liabilities

Trade and other payables 10,541 1 10,542 Interest bearing liabilities 6,354 ? 6,354 Liabilities classified as held for sale ??? Other financial liabilities 576 ? 576 Current tax payable 2,873 (5) 2,868 Provisions 2,174 ? 2,174 Deferred income 223 ? 223

Total current liabilities 22,741 (4) 22,737 Non-current liabilities

Trade and other payables 456 ? 456 Interest bearing liabilities 18,713 ? 18,713 Other financial liabilities 88 ? 88 Deferred tax liabilities 8,137 (1,985) 6,152 Provisions 8,824 24 8,848 Deferred income 391 ? 391

Total non-current liabilities 36,609 (1,961) 34,648

Total liabilities 59,350 (1,965) 57,385

Net assets 64,617 104 64,721

EQUITY

Share capital – BHP Billiton Limited 1,183 ? 1,183

Share capital – BHP Billiton Plc 1,069 ? 1,069

Treasury shares (535) ? (535)

Reserves 1,853 ? 1,853

Retained earnings 59,886 104 59,990

Total equity attributable to members of BHP Billiton Group 63,456 104 63,560

Non-controlling interests 1,161 ? 1,161

Total equity 64,617 104 64,721

40

Directors’ Report

The Directors present their report together with the half year financial statements for the half year ended 31 December 2012 and the auditor’s review report thereon.

Review of Operations

A detailed review of the Group’s operations, the results of those operations during the half year ended 31 December 2012 and likely future developments are given on pages 1 to 18. The Review of Operations has been incorporated into, and forms part of, this Directors’ Report.

Principal Risks and Uncertainties

Because of the international scope of the Group’s operations and the industries in which it is engaged, there are a number of risk factors and uncertainties which could have an effect on the Group’s results and operations. Material risks that could impact on the Group’s performance include those referred to in the ‘Outlook’ section as well as:

? Fluctuations in commodity prices and impacts of ? We may not recover our investments in mining and ongoing global economic volatility may negatively oil and gas projects affect our results

? Our financial results may be negatively affected by ? The commercial counterparties we transact with currency exchange rate fluctuations may not meet their obligations which may negatively impact our results

? Reduction in Chinese demand may negatively ? Operating cost pressures, reduced productivity and impact our results labour shortages could negatively impact our operating margins and expansion plans

? Actions by governments or political events in the ? Unexpected natural and operational catastrophes countries in which we operate could have a may adversely impact our operations negative impact on our business

? Failure to discover new reserves, maintain or ? Our non-controlled assets may not comply with our enhance existing reserves or develop new standards

operations could negatively affect our future results

and financial condition

? We may not be able to successfully complete ? Breaches in our information technology security acquisitions or integrate our acquired businesses processes may adversely impact the conduct of our business activities

? Our human resource talent pool may not be ? Health, safety, environmental and community adequate impacts, incidents or accidents and related

regulations may adversely affect our people,

operations and reputation or licence to operate

? Increased costs and schedule delays may adversely affect our development projects ? Climate change and greenhouse effects may adversely impact our operations and markets

? If our liquidity and cash flow deteriorate significantly it could adversely affect our ability to fund our major capital programs ? A breach of our governance processes may lead to regulatory penalties and loss of reputation

Further information on the above risks and uncertainties can be found on pages 7 to 11 of the Group’s Annual Report for the year ended 30 June 2012, a copy of which is available on the Group’s website at www.bhpbilliton.com.

BHP Billiton Financial Report for the half year ended 31 December 2012

Dividend

Full details of dividends are given on page 38.

Board of Directors

The Directors of BHP Billiton at any time during or since the end of the half year are:

Mr J Nasser – Chairman since March 2010 (a Director since June 2006)
Mr M W Broomhead – a Director since March 2010
Sir J G Buchanan – a Director since February 2003
Mr C A Cordeiro – a Director since February 2005
Mr D A Crawford – a Director since May 1994
Mr L P Davies – a Director since June 2012
Ms C J Hewson – a Director since March 2010
Mr M J Kloppers – an Executive Director since January 2006
Mr L P Maxsted – a Director since March 2011
Mr W W Murdy – a Director since June 2009
Mr K C Rumble – a Director since September 2008
Dr J M Schubert – a Director since June 2000
Baroness S Vadera – a Director since January 2011

Auditor's independence declaration

KPMG in Australia are the auditors of BHP Billiton Limited. Their auditor's independence declaration under Section 307C of the Australian Corporations Act 2001 is set out on page 44 and forms part of this Directors' Report.

Rounding of amounts

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in the Directors' Report and half year financial statements have been rounded to the nearest million dollars in accordance with that Class Order.

Signed in accordance with a resolution of the Board of Directors.

J Nasser AO – Chairman
Dated this 20th day of February 2013

M Kloppers – Chief Executive Officer

42

Directors’ Declaration of Responsibility

The half year financial report is the responsibility of, and has been approved by, the Directors. In accordance with a resolution of the Directors of BHP Billiton, the Directors declare that, to the best of their knowledge and in their reasonable opinion:

(a) the half year financial statements and notes, set out on pages 21 to 40, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB, IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, AASB 134 ‘Interim Financial Reporting’ as issued by the AASB and the Disclosure and Transparency Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001, including:

(i)	complying with applicable accounting standards and the Australian Corporations Regulations 2001; and

(ii) giving a true and fair view of the financial position of the BHP Billiton Group as at 31 December 2012 and of its performance for the half year ended on that date;

(b) the Directors’ Report, which incorporates the Review of Operations on pages 1 to 18, includes a fair review of the information required by:

(i) DTR4.2.7R of the Disclosure and Transparency Rules in the United Kingdom, being an indication of important events during the first six months of the current financial year and their impact on the half year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(ii) DTR4.2.8R of the Disclosure and Transparency Rules in the United Kingdom, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the BHP Billiton Group during that period, and any changes in the related party transactions described in the last annual report that could have such a material effect; and

(c) in the Directors’ opinion, there are reasonable grounds to believe that each of BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Board of Directors.

J Nasser AO – Chairman

M Kloppers – Chief Executive Officer

Dated this 20th day of February 2013

Lead Auditor’s Independence Declaration under Section 307C of the Corporations Act 2001

To: the Directors of BHP Billiton Limited:

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2012 there have been:

i. no contraventions of the auditor independence requirements as set out in the Australian Corporations Act

2001 in relation to the review; and

ii. no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of BHP Billiton and the entities it controlled during the financial period.

KPMG

Martin Sheppard

Partner

Melbourne 20 February 2013

KPMG, an Australian partnership and member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (‘KPMG International’) a Swiss entity.

KPMG Australia’s liability limited by a scheme approved under Professional Standards Legislation.

Independent Review Report

Independent Review Report of KPMG Audit Plc (“KPMG UK”) to BHP Billiton Plc and KPMG (“KPMG Australia”) to the Members of BHP Billiton Limited

Introduction

For the purposes of these reports, the terms “we” and “our” denote KPMG UK in relation to its responsibilities under its terms of engagement to report to BHP Billiton Plc and KPMG Australia in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited.

The BHP Billiton Group (“the Group”) consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the half-year or from time to time during the half-year ended 31 December 2012.

We have reviewed the condensed half-year financial statements of the Group for the half-year ended 31 December 2012 (“half-year financial statements”), set out on pages 21 to 40, which comprises the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity, summary of significant accounting policies and other explanatory notes 1 to 10. We have read the other information contained in the half-year financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the half-year financial statements. KPMG Australia has also reviewed the directors’ declaration set out on page 43 in relation to Australian regulatory requirements contained in section (a) and (c) of the directors’ declaration.

Directors’ Responsibilities

The half-year financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-year financial report:

? in accordance with the Disclosure and Transparency Rules (“the DTR”) of the United Kingdom’s Financial Services Authority (“the UK FSA”), and under those rules, in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union; and

? in accordance with Australian Accounting Standards and the Australian Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Respective Responsibilities of KPMG UK and KPMG Australia

KPMG UK’s report is made solely to BHP Billiton Plc in accordance with the terms of KPMG UK’s engagement to assist BHP Billiton Plc in meeting the requirements of the DTR of the UK FSA. KPMG UK’s review has been undertaken so that it might state to BHP Billiton Plc those matters it is required to state to it in this report and for no other purpose. To the fullest extent permitted by law, KPMG UK does not accept or assume responsibility to anyone other than BHP Billiton Plc, for KPMG UK’s review work, for this report, or for the conclusions it has reached.

KPMG Australia has performed an independent review of the half-year financial statements and directors’ declaration in order to state whether, on the basis of the procedures described, it has become aware of any matter that makes KPMG Australia believe that the half-year financial statements and directors’ declaration are not in accordance with the Australian Corporations Act 2001 including: giving a true and fair view of the Group’s financial position as at 31 December 2012 and its performance for the half-year ended on that date; and complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian Corporations Regulations 2001.

Our responsibility is to express a conclusion on the half-year financial statements in the half-year financial report based on our review.

Scope of Review

KPMG UK conducted its review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Reports performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom.

KPMG Australia conducted its review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity as issued by the Australian Auditing and Assurance Standards Board. As auditor of BHP Billiton Limited, KPMG Australia is required by ASRE 2410 to comply with the ethical requirements relevant to the audit of the annual financial report.

A review of half-year financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting its review, KPMG Australia has complied with the independence requirements of the Australian Corporations Act 2001.

Review conclusion by KPMG UK

Based on our review, nothing has come to our attention that causes us to believe that the condensed half-year financial statements in the half-year financial report for the six months ended 31 December 2012 are not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU,

Stephen Oxley For and on behalf of KPMG Audit Plc Chartered Accountants London 20 February 2013

Review conclusion by KPMG Australia

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the condensed half-year financial statements and directors’ declaration of the Group are not in accordance with the Australian Corporations Act 2001, including:

a) giving a true and fair view of the Group’s financial position as at 31 December 2012 and of its performance for the half-year ended on that date; and

b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Australian

KPMG, an Australian partnership and member firm of the KPMG network of Partner independent member firms affiliated with KPMG International Cooperative (‘KPMG International’) a Swiss entity.

Melbourne

KPMG Australia’s liability limited by a scheme approved under Professional 20 February 2013 Standards Legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: February 20, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary